                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                            Laureate Education, Inc.
                            ------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    518613104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 50 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 2 of 50 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SELECT EQUITY GROUP, INC. (13-3669571)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,951,441
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,951,441
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,951,441
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.79%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO, IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 3 of 50 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SELECT OFFSHORE ADVISORS, LLC (13-4186328)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,722,689
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,722,689
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,722,689
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.35%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 4 of 50 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GEORGE S. LOENING
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,674,130
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,674,130
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,674,130
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.14%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 5 of 50 Pages
----------------------                                   -----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  par value
$0.01 per share (the "Shares"), of Laureate Education,  Inc. (the "Issuer"). The
address of the principal  executive  offices of the Issuer is 1001 Fleet Street,
Baltimore, Maryland 21202.

Item 2.     IDENTITY AND BACKGROUND.

            (a) This statement is filed by Select Equity Group, Inc., a New York corporation ("Select Equity"), Select Offshore Advisors, LLC, a New York limited liability  company  ("Select  Offshore")  and  George  S.  Loening.  Each of the
foregoing  is  referred  to as a  "Reporting  Person"  and  collectively  as the
"Reporting Persons."

            George S. Loening is the President and  controlling  shareholder  of
Select  Equity and the Manager of Select  Offshore.  By virtue of his  positions with Select Equity and Select  Offshore,  Mr.  Loening has the power to vote and dispose of the  Issuer's  Shares  owned by Select  Equity  and Select  Offshore.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The principal  business  address of each Reporting Person is 380
Lafayette Street, 6th Floor, New York, New York 10003.

            (c) The  principal  business  of each of Select  Equity  and  Select
Offshore is  investment  advisory  services.  The  principal  occupation  of Mr.
Loening is serving as the  President of Select  Equity and the Manager of Select
Offshore.  The officers and directors of Select Equity are set forth on Schedule
B and incorporated by reference in this Item 2.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Loening is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate  purchase price of the 1,951,441  Shares  beneficially owned  by  Select  Equity  is  approximately  $94,703,487,  including  brokerage commissions. The Shares owned by Select Equity were acquired with client funds.

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 6 of 50 Pages
----------------------                                   -----------------------

The aggregate  purchase  price of the  1,722,689  Shares  beneficially  owned by
Select Offshore is approximately  $80,129,208,  including brokerage commissions.
The Shares  owned by Select  Offshore  were  acquired  with  client  funds.  The aggregate  purchase  cost of the  3,674,130  Shares  beneficially  owned  in the aggregate  by  all of  the  Reporting  Persons  is  approximately  $174,832,695, including brokerage commissions.

Item 4.     PURPOSE OF TRANSACTION.

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market, on such terms and at such times as the Reporting Persons may deem advisable.

            On  February  21,  2007,  Select  Equity  delivered a letter to each independent  member of the Board of  Directors  of the Issuer (the  "Independent
Members")  expressing that Select Equity has significant  reservations about the management-led  buyout transaction at $60.50 per share proposed by an investment group led by the Issuer's Chairman and Chief Executive  Officer,  Douglas Becker
(the  "Proposed  Transaction").  In the letter,  Select  Equity  states that the
Proposed  Transaction  is grossly  inadequate  and that the process by which the deal was proposed and evaluated was flawed by clear  conflicts of interest.  The letter urges the Independent Members to reconsider the Proposed  Transaction and states that if the terms of the Proposed  Transaction  are not amended to better reflect  the true  value of the  Issuer,  Select  Equity  will not  support  the
Proposed  Transaction.  A copy of the letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management,  the Board of Directors,  other shareholders of the
Issuer and other  relevant  parties  concerning  the  Proposed  Transaction  and potentially  concerning  other  matters with respect to the  Reporting  Persons'
investment  in  the  Shares,  including,   without  limitation,   the  business,
operations,  governance,  management,  strategy  and future plans of the Issuer.
Depending on various factors,  including,  without limitation, the status of the
Proposed Transaction and the apparent level of shareholder support therefor, the terms  of any  alternative  transactions  that  may be  proposed,  the  Issuer's financial  position  and  strategic  direction,  the outcome of any  discussions referenced above,  actions taken by the Board of Directors,  price levels of the
Shares,  other  investment  opportunities  available to the  Reporting  Persons,
conditions  in  the  securities   market  and  general   economic  and  industry
conditions,  the  Reporting  Persons  may in the future take such  actions  with respect to their  investment in the Issuer as they deem  appropriate  including, without limitation,  purchasing additional Shares,  selling some or all of their
Shares,  engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing  their  intention  with respect to any and all matters referred to in Item 4.

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 7 of 50 Pages
----------------------                                   -----------------------

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by each person named  herein is based upon  51,435,244  Shares  outstanding,  as of October 30,
2006,  which is the total  number  of  Shares  outstanding  as  reported  in the
Issuer's  Quarterly  Report on Form 10-Q, filed with the Securities and Exchange
Commission on November 3, 2006.

            As of the close of business  on February  20,  2007,  Select  Equity beneficially  owned 1,951,441 Shares,  constituting  approximately  3.79% of the
Shares  outstanding.  As of the close of business on February 20,  2007,  Select
Offshore beneficially owned 1,722,689 Shares,  constituting  approximately 3.35%
of the Shares  outstanding.  As the President  and  controlling  shareholder  of
Select Equity and the Manager of Select  Offshore,  Mr. Loening may be deemed to beneficially  own the 1,951,441  Shares owned by Select Equity and the 1,722,689
Shares owned by Select Offshore,  constituting  together  approximately 7.14% of the Shares  outstanding.  Mr. Loening has sole voting and dispositive power with respect to the 3,674,130  Shares owned  collectively by Select Equity and Select
Offshore  by virtue of his  authority  to vote and dispose of such  Shares.  Mr.
Loening  disclaims  beneficial  ownership of such Shares except to the extent of his pecuniary interest therein.

            (b) By  virtue  of his  positions  with  Select  Equity  and  Select
Offshore,  Mr.  Loening  has the sole  power to vote and  dispose  of the Shares reported in this Schedule 13D.

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint  Filing  Agreement  by  and  among  Select  Equity,  Select
               Offshore and George S. Loening, dated February 21, 2007.

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 8 of 50 Pages
----------------------                                   -----------------------

            2. Letter from Select Equity to the Independent Members of the Board of Directors of the Issuer, dated February 21, 2007.

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 9 of 50 Pages
----------------------                                   -----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2007

                                    SELECT EQUITY GROUP, INC.

                                    By:/s/ George S. Loening
                                       -------------------------------------
                                       Name:  George S. Loening
                                       Title: President

                                    SELECT OFFSHORE ADVISORS, LLC

                                    By:/s/ George S. Loening
                                       -------------------------------------
                                       Name:  George S. Loening
                                       Title: Manager

                                    /s/ George S. Loening
                                    ----------------------------------------
                                     GEORGE S. LOENING

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 10 of 50 Pages
----------------------                                   -----------------------

SCHEDULE A

              TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

  Shares of Common Stock           Price Per                  Date of
       Purchased/(Sold)             Share($)              Purchase/ ale
       ----------------             --------              -------------

                            SELECT EQUITY GROUP, INC.

           36900                    51.2500                  12/15/06
           12500                    51.2500                  12/15/06
           (2600)                   50.1310                  12/19/06
           (3700)                   50.1310                  12/19/06
           (3200)                   50.1310                  12/19/06
             900                    50.2000                  12/20/06
            4600                    49.9800                  12/20/06
             300                    50.2000                  12/20/06
            1600                    49.9800                  12/20/06
            5462                    49.1757                  12/21/06
             831                    48.9500                  12/21/06
           20800                    49.7545                  12/21/06
           15800                    50.0860                  12/21/06
            5902                    49.1757                  12/21/06
             898                    48.9500                  12/21/06
            1874                    49.1757                  12/21/06
             285                    48.9500                  12/21/06
            7100                    49.7545                  12/21/06
            5300                    50.0860                  12/21/06
            8449                    49.1757                  12/21/06
            1286                    48.9500                  12/21/06
            6978                    49.1757                  12/21/06
            1062                    48.9500                  12/21/06
              42                    49.0500                  12/22/06
            1663                    49.0500                  12/22/06
            1247                    48.8000                  12/22/06

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 11 of 50 Pages
----------------------                                   -----------------------

              45                    49.0500                  12/22/06
            1796                    49.0500                  12/22/06
            1347                    48.8000                  12/22/06
              14                    49.0500                  12/22/06
             570                    49.0500                  12/22/06
             428                    48.8000                  12/22/06
              64                    49.0500                  12/22/06
            2574                    49.0500                  12/22/06
            1930                    48.8000                  12/22/06
              53                    49.0500                  12/22/06
            2123                    49.0500                  12/22/06
            1593                    48.8000                  12/22/06
            4455                    49.4955                  12/26/06
            4812                    49.4955                  12/26/06
            1529                    49.4955                  12/26/06
            6897                    49.4955                  12/26/06
            5691                    49.4955                  12/26/06
           31100                    48.6300                  01/03/07
             127                    48.6300                  01/03/07
              73                    48.6300                  01/03/07
             127                    48.6300                  01/03/07
              73                    48.6300                  01/03/07
           24132                    48.6300                  01/03/07
           13968                    48.6300                  01/03/07
              63                    48.6300                  01/03/07
              37                    48.6300                  01/03/07
           35612                    48.4000                  01/08/07
            2855                    48.3729                  01/08/07
           12569                    48.4000                  01/08/07
            1008                    48.3729                  01/08/07
            1375                    51.4577                  01/18/07
             535                    51.4577                  01/18/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 12 of 50 Pages
----------------------                                   -----------------------

            1895                    51.4577                  01/18/07
              40                    51.4578                  01/18/07
              85                    51.4576                  01/18/07
              40                    51.4578                  01/18/07
            1095                    51.4577                  01/18/07
            2010                    51.4577                  01/18/07
             520                    51.4577                  01/18/07
             125                    51.4577                  01/18/07
             210                    51.4577                  01/18/07
             555                    51.4577                  01/18/07
             110                    51.4577                  01/18/07
              85                    51.4576                  01/18/07
            2725                    51.4577                  01/18/07
             110                    51.4577                  01/18/07
              40                    51.4578                  01/18/07
              50                    51.4578                  01/18/07
            1541                    51.4577                  01/18/07
             110                    51.4577                  01/18/07
            4495                    51.4577                  01/18/07
              90                    51.4577                  01/18/07
             290                    51.4577                  01/18/07
             140                    51.4577                  01/18/07
             245                    51.4577                  01/18/07
             170                    51.4577                  01/18/07
             220                    51.4577                  01/18/07
              85                    51.4576                  01/18/07
            2640                    51.4577                  01/18/07
             110                    51.4577                  01/18/07
              25                    51.4576                  01/18/07
             135                    51.4577                  01/18/07
              60                    51.4577                  01/18/07
              75                    51.4577                  01/18/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 13 of 50 Pages
----------------------                                   -----------------------

            2560                    51.4577                  01/18/07
              40                    51.4578                  01/18/07
              65                    51.4577                  01/18/07
             250                    51.4577                  01/18/07
              75                    51.4577                  01/18/07
              45                    51.4578                  01/18/07
             115                    51.4577                  01/18/07
             325                    51.4577                  01/18/07
              55                    51.4576                  01/18/07
            1825                    51.4577                  01/18/07
              90                    51.4577                  01/18/07
            2910                    51.4577                  01/18/07
              75                    51.4577                  01/18/07
             450                    51.4577                  01/18/07
             110                    51.4577                  01/18/07
             175                    51.4577                  01/18/07
              40                    51.4578                  01/18/07
             610                    51.4577                  01/18/07
              95                    51.4577                  01/18/07
            1185                    51.4577                  01/18/07
              45                    51.4578                  01/18/07
              65                    51.4577                  01/18/07
              80                    51.4578                  01/18/07
             795                    51.4577                  01/18/07
              95                    51.4577                  01/18/07
             110                    51.4577                  01/18/07
             370                    51.4577                  01/18/07
             185                    51.4577                  01/18/07
              90                    51.4577                  01/18/07
              85                    51.4576                  01/18/07
              30                    51.4577                  01/18/07
              50                    51.4578                  01/18/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 14 of 50 Pages
----------------------                                   -----------------------

             600                    51.4577                  01/18/07
             165                    52.7151                  01/19/07
             550                    52.7151                  01/19/07
             130                    52.7151                  01/19/07
              65                    52.7151                  01/19/07
             185                    52.7151                  01/19/07
             990                    52.7151                  01/19/07
              80                    52.7151                  01/19/07
             985                    52.7151                  01/19/07
             275                    52.7151                  01/19/07
               5                    51.5600                  01/19/07
             160                    52.7151                  01/19/07
              80                    52.7151                  01/19/07
             170                    52.7151                  01/19/07
            1470                    52.7151                  01/19/07
              95                    52.7151                  01/19/07
             305                    52.7151                  01/19/07
             200                    52.7151                  01/19/07
            2570                    52.7151                  01/19/07
             100                    52.7151                  01/19/07
            1255                    52.7151                  01/19/07
             170                    52.7151                  01/19/07
              85                    52.8327                  01/19/07
             615                    52.7151                  01/19/07
             250                    52.7151                  01/19/07
             370                    52.7151                  01/19/07
             145                    52.7151                  01/19/07
             330                    52.7151                  01/19/07
             105                    52.7151                  01/19/07
             150                    52.7151                  01/19/07
            1750                    52.7151                  01/19/07
             850                    52.7151                  01/19/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 15 of 50 Pages
----------------------                                   -----------------------

             150                    52.7151                  01/19/07
             165                    52.7151                  01/19/07
             385                    52.7151                  01/19/07
             130                    52.7151                  01/19/07
             430                    52.7151                  01/19/07
              90                    52.7151                  01/19/07
             100                    52.7151                  01/19/07
             985                    52.7151                  01/19/07
             710                    52.7151                  01/19/07
             195                    52.7151                  01/19/07
             270                    52.7151                  01/19/07
             105                    52.7151                  01/19/07
             180                    52.7151                  01/19/07
             150                    52.7151                  01/19/07
             295                    52.7151                  01/19/07
             130                    52.7151                  01/19/07
             340                    52.7151                  01/19/07
              35                    52.7151                  01/19/07
             255                    52.7151                  01/19/07
            1630                    52.7151                  01/19/07
            1310                    52.7151                  01/19/07
             225                    52.7151                  01/19/07
             605                    52.7151                  01/19/07
             100                    52.7151                  01/19/07
             260                    52.7151                  01/19/07
             270                    52.7151                  01/19/07
              50                    52.7152                  01/19/07
              95                    52.7151                  01/19/07
            2405                    52.7151                  01/19/07
             105                    52.7151                  01/19/07
              65                    52.7151                  01/19/07
              65                    52.7151                  01/19/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 16 of 50 Pages
----------------------                                   -----------------------

             180                    52.7151                  01/19/07
             180                    52.7151                  01/19/07
             130                    52.7151                  01/19/07
             60                     52.7152                  01/19/07
             250                    52.7151                  01/19/07
             450                    52.7151                  01/19/07
             115                    52.7151                  01/19/07
              90                    52.7151                  01/19/07
             200                    52.7151                  01/19/07
             245                    52.7151                  01/19/07
             150                    52.7151                  01/19/07
             370                    52.7151                  01/19/07
              35                    52.7151                  01/19/07
              50                    52.7152                  01/19/07
            1205                    52.7151                  01/19/07
             745                    52.7151                  01/19/07
              15                    51.5600                  01/19/07
             100                    52.7151                  01/19/07
             385                    52.7151                  01/19/07
             400                    52.7151                  01/19/07
             485                    52.7151                  01/19/07
              60                    52.7152                  01/19/07
             115                    52.7151                  01/19/07
             200                    52.7151                  01/19/07
             230                    52.7151                  01/19/07
             270                    52.7151                  01/19/07
             135                    52.7151                  01/19/07
             110                    52.7151                  01/19/07
             135                    52.7151                  01/19/07
             870                    52.7151                  01/19/07
             200                    52.7151                  01/19/07
              60                    52.7152                  01/19/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 17 of 50 Pages
----------------------                                   -----------------------

             265                    52.7151                  01/19/07
             145                    52.7151                  01/19/07
             115                    52.7151                  01/19/07
              40                    52.7150                  01/19/07
              50                    52.7152                  01/19/07
             490                    52.7151                  01/19/07
             130                    52.7151                  01/19/07
             340                    52.7151                  01/19/07
             315                    52.7151                  01/19/07
             860                    52.7151                  01/19/07
             130                    52.7151                  01/19/07
              60                    52.7152                  01/19/07
             130                    52.7151                  01/19/07
              85                    52.7151                  01/19/07
              60                    52.7152                  01/19/07
              80                    52.7151                  01/19/07
              50                    52.7152                  01/19/07
              40                    52.7150                  01/19/07
              70                    52.7151                  01/19/07
             260                    52.7151                  01/19/07
             175                    52.7151                  01/19/07
             630                    52.7151                  01/19/07
             265                    52.7151                  01/19/07
             540                    52.7151                  01/19/07
             390                    52.7151                  01/19/07
              80                    52.7151                  01/19/07
             105                    52.7151                  01/19/07
              80                    52.7151                  01/19/07
             110                    52.7151                  01/19/07
             175                    52.7151                  01/19/07
              55                    52.7151                  01/19/07
              35                    52.7151                  01/19/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 18 of 50 Pages
----------------------                                   -----------------------

             455                    52.7151                  01/19/07
              40                    52.7150                  01/19/07
             175                    52.7151                  01/19/07
             130                    52.7151                  01/19/07
              30                    52.7150                  01/19/07
             100                    52.7151                  01/19/07
             590                    52.7151                  01/19/07
             255                    52.7151                  01/19/07
             640                    52.7151                  01/19/07
             755                    52.7151                  01/19/07
             180                    52.7151                  01/19/07
            6585                    52.7151                  01/19/07
             225                    52.7151                  01/19/07
               5                    51.5600                  01/19/07
             730                    52.7151                  01/19/07
             115                    52.7151                  01/19/07
             135                    53.8349                  01/22/07
              80                    53.8349                  01/22/07
              70                    53.8349                  01/22/07
             225                    53.8349                  01/22/07
             145                    53.8349                  01/22/07
             235                    53.8349                  01/22/07
             410                    53.8349                  01/22/07
              60                    53.8348                  01/22/07
              80                    53.8349                  01/22/07
              65                    53.8349                  01/22/07
             265                    53.8349                  01/22/07
             170                    53.8349                  01/22/07
              25                    53.8348                  01/22/07
             810                    53.8349                  01/22/07
            3410                    53.8349                  01/22/07
            1110                    53.8349                  01/22/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 19 of 50 Pages
----------------------                                   -----------------------

            2690                    53.8349                  01/22/07
              70                    53.8349                  01/22/07
             230                    53.8349                  01/22/07
              55                    53.8349                  01/22/07
             395                    53.8349                  01/22/07
             985                    53.8349                  01/22/07
             125                    53.8349                  01/22/07
              50                    53.8348                  01/22/07
             115                    53.8349                  01/22/07
             140                    53.8349                  01/22/07
             160                    53.8349                  01/22/07
              70                    53.8349                  01/22/07
             110                    53.8349                  01/22/07
              10                    53.6000                  01/22/07
              85                    53.8349                  01/22/07
             135                    53.8349                  01/22/07
              55                    53.8349                  01/22/07
             125                    53.8349                  01/22/07
              85                    53.8349                  01/22/07
             275                    53.8349                  01/22/07
             285                    53.8349                  01/22/07
              30                    53.8350                  01/22/07
              30                    53.8350                  01/22/07
             190                    53.8349                  01/22/07
             120                    53.8349                  01/22/07
              75                    53.8349                  01/22/07
              55                    53.8349                  01/22/07
             470                    53.8349                  01/22/07
             105                    53.8349                  01/22/07
            1290                    53.8349                  01/22/07
             245                    53.8349                  01/22/07
             125                    53.8349                  01/22/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 20 of 50 Pages
----------------------                                   -----------------------

            2970                    53.8349                  01/22/07
             170                    53.8349                  01/22/07
             210                    53.8349                  01/22/07
             235                    53.8349                  01/22/07
             630                    53.8349                  01/22/07
            2630                    53.8349                  01/22/07
            1285                    53.8349                  01/22/07
             130                    53.8349                  01/22/07
             200                    53.8349                  01/22/07
             790                    53.8349                  01/22/07
             590                    53.8349                  01/22/07
             540                    53.8349                  01/22/07
             410                    53.8349                  01/22/07
             415                    53.8349                  01/22/07
            1005                    53.8349                  01/22/07
             170                    53.8349                  01/22/07
              80                    53.8349                  01/22/07
             225                    53.8349                  01/22/07
             465                    53.8349                  01/22/07
              80                    53.8349                  01/22/07
             270                    53.8349                  01/22/07
             275                    53.8349                  01/22/07
             145                    53.8349                  01/22/07
             135                    53.8349                  01/22/07
             115                    53.8349                  01/22/07
             110                    53.8349                  01/22/07
             595                    53.8349                  01/22/07
              65                    53.8349                  01/22/07
              85                    53.8349                  01/22/07
             100                    53.8349                  01/22/07
               5                    53.6000                  01/22/07
              55                    53.8349                  01/22/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 21 of 50 Pages
----------------------                                   -----------------------

             145                    53.8349                  01/22/07
              60                    53.8348                  01/22/07
              25                    53.6000                  01/22/07
              30                    53.8350                  01/22/07
            1550                    53.8349                  01/22/07
             315                    53.8349                  01/22/07
             105                    53.8349                  01/22/07
              85                    53.8349                  01/22/07
             325                    53.8349                  01/22/07
             360                    53.8349                  01/22/07
              40                    53.8350                  01/22/07
             180                    53.8349                  01/22/07
             190                    53.8349                  01/22/07
             255                    53.8349                  01/22/07
            1430                    53.8349                  01/22/07
             565                    53.8349                  01/22/07
            5105                    53.8349                  01/22/07
              60                    53.8348                  01/22/07
              65                    53.8349                  01/22/07
              85                    53.8349                  01/22/07
             205                    53.8349                  01/22/07
             160                    53.8349                  01/22/07
              95                    53.8349                  01/22/07
             100                    53.8349                  01/22/07
             105                    53.8349                  01/22/07
             220                    53.8349                  01/22/07
              95                    53.8349                  01/22/07
              15                    53.6000                  01/22/07
             130                    53.8349                  01/22/07
              35                    53.8349                  01/22/07
             245                    53.8349                  01/22/07
              45                    53.8349                  01/22/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 22 of 50 Pages
----------------------                                   -----------------------

              55                    53.8349                  01/22/07
             275                    53.8349                  01/22/07
              80                    53.8349                  01/22/07
              60                    53.8348                  01/22/07
             150                    53.8349                  01/22/07
              40                    53.8350                  01/22/07
             120                    53.8349                  01/22/07
             260                    53.8349                  01/22/07
             565                    53.8349                  01/22/07
              65                    53.8349                  01/22/07
             235                    53.8349                  01/22/07
            1215                    53.8349                  01/22/07
              30                    53.8350                  01/22/07
              85                    53.8349                  01/22/07
             205                    53.8349                  01/22/07
              90                    53.8349                  01/22/07
             590                    53.8349                  01/22/07
              80                    53.8349                  01/22/07
             555                    53.8349                  01/22/07
              30                    53.8350                  01/22/07
              60                    53.8348                  01/22/07
            1010                    53.8349                  01/22/07
              70                    53.8349                  01/22/07
             100                    53.8349                  01/22/07
              80                    53.8349                  01/22/07
             235                    53.8349                  01/22/07
             730                    53.8349                  01/22/07
             540                    53.8349                  01/22/07
            1295                    53.8349                  01/22/07
             600                    53.8349                  01/22/07
             700                    53.8349                  01/22/07
            6120                    54.5023                  01/23/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 23 of 50 Pages
----------------------                                   -----------------------

             275                    54.6708                  01/23/07
              60                    54.6708                  01/23/07
             300                    54.6708                  01/23/07
             994                    54.5023                  01/23/07
              25                    54.5024                  01/23/07
              25                    54.5024                  01/23/07
             160                    54.6708                  01/23/07
             765                    54.5023                  01/23/07
             135                    54.6708                  01/23/07
             190                    54.5023                  01/23/07
             420                    54.6708                  01/23/07
              80                    54.5023                  01/23/07
              70                    54.6709                  01/23/07
             120                    54.0000                  01/23/07
              60                    54.5023                  01/23/07
            7059                    54.6708                  01/23/07
             195                    54.6708                  01/23/07
              25                    54.5024                  01/23/07
             130                    54.6708                  01/23/07
             105                    54.5023                  01/23/07
             120                    54.6708                  01/23/07
             615                    54.6708                  01/23/07
              65                    54.6708                  01/23/07
              35                    54.5023                  01/23/07
             110                    54.6708                  01/23/07
             280                    54.6708                  01/23/07
             195                    54.5023                  01/23/07
             140                    54.5023                  01/23/07
              25                    54.5024                  01/23/07
             740                    54.5023                  01/23/07
              60                    54.6708                  01/23/07
             145                    54.5023                  01/23/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 24 of 50 Pages
----------------------                                   -----------------------

              65                    54.5023                  01/23/07
              70                    54.6709                  01/23/07
              40                    54.6708                  01/23/07
              45                    54.6709                  01/23/07
             200                    54.6708                  01/23/07
             160                    54.5023                  01/23/07
            4125                    54.5023                  01/23/07
             620                    54.5023                  01/23/07
              81                    54.6707                  01/23/07
             730                    54.6708                  01/23/07
              50                    54.5022                  01/23/07
              70                    54.6709                  01/23/07
              50                    54.5022                  01/23/07
              30                    54.6707                  01/23/07
             115                    54.6708                  01/23/07
              50                    54.5022                  01/23/07
              60                    54.6708                  01/23/07
              75                    54.6708                  01/23/07
            1290                    54.5023                  01/23/07
              30                    54.5023                  01/23/07
             300                    54.5023                  01/23/07
             190                    54.6708                  01/23/07
             275                    54.6708                  01/23/07
            7845                    54.6708                  01/23/07
              60                    54.5023                  01/23/07
             845                    54.5023                  01/23/07
              30                    54.6707                  01/23/07
            1685                    54.5023                  01/23/07
            1005                    54.5023                  01/23/07
             450                    54.6708                  01/23/07
             450                    54.6708                  01/23/07
             300                    54.5023                  01/23/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 25 of 50 Pages
----------------------                                   -----------------------

              40                    54.5023                  01/23/07
             125                    54.5023                  01/23/07
              40                    54.6708                  01/23/07
             525                    54.5023                  01/23/07
              30                    54.6707                  01/23/07
              85                    53.7275                  01/24/07
             205                    54.4440                  01/24/07
              75                    53.7275                  01/24/07
              85                    53.7275                  01/24/07
            1045                    53.7275                  01/24/07
              85                    53.7275                  01/24/07
             175                    53.7275                  01/24/07
             180                    53.7275                  01/24/07
             130                    53.7275                  01/24/07
             270                    53.7275                  01/24/07
             350                    53.7275                  01/24/07
              55                    53.7275                  01/24/07
              25                    53.7276                  01/24/07
              95                    53.7275                  01/24/07
             240                    53.7275                  01/24/07
              25                    53.7276                  01/24/07
              25                    53.7276                  01/24/07
              95                    53.7275                  01/24/07
             745                    53.7275                  01/24/07
              35                    53.7274                  01/24/07
            2275                    53.7275                  01/24/07
             555                    53.7275                  01/24/07
             110                    53.7275                  01/24/07
              65                    53.7275                  01/24/07
             370                    53.7275                  01/24/07
             105                    53.7275                  01/24/07
             125                    53.7275                  01/24/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 26 of 50 Pages
----------------------                                   -----------------------

             390                    53.7275                  01/24/07
              75                    53.7275                  01/24/07
              75                    53.7275                  01/24/07
              75                    53.7275                  01/24/07
              75                    53.7275                  01/24/07
            1340                    53.7275                  01/24/07
             140                    53.7275                  01/24/07
             240                    53.7275                  01/24/07
             105                    53.7275                  01/24/07
              45                    53.7276                  01/24/07
             685                    53.7275                  01/24/07
             205                    53.7275                  01/24/07
             285                    53.7275                  01/24/07
            2010                    53.7275                  01/24/07
            1385                    53.7275                  01/24/07
             320                    53.7275                  01/24/07
              55                    53.7275                  01/24/07
             110                    53.7275                  01/24/07
              65                    53.7275                  01/24/07
             170                    53.7275                  01/24/07
            1640                    53.7275                  01/24/07
             105                    53.7275                  01/24/07
             160                    53.7275                  01/24/07
             695                    53.7275                  01/24/07
             290                    53.7275                  01/24/07
              45                    53.7276                  01/24/07
              20                    54.4440                  01/24/07
              65                    53.7275                  01/24/07
              45                    53.7276                  01/24/07
             355                    53.7275                  01/24/07
             465                    53.7275                  01/24/07
            1430                    53.7275                  01/24/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 27 of 50 Pages
----------------------                                   -----------------------

              85                    53.7275                  01/24/07
              85                    53.7275                  01/24/07
             200                    53.7275                  01/24/07
             390                    53.7275                  01/24/07
             110                    53.7275                  01/24/07
              25                    53.7276                  01/24/07
              95                    53.7275                  01/24/07
              35                    53.7274                  01/24/07
              25                    53.7276                  01/24/07
             155                    53.7275                  01/24/07
             940                    53.7275                  01/24/07
              85                    53.7275                  01/24/07
            1120                    53.7275                  01/24/07
              85                    53.7275                  01/24/07
             645                    53.7275                  01/24/07
             200                    53.7275                  01/24/07
             105                    53.7275                  01/24/07
             145                    53.7275                  01/24/07
              45                    53.7276                  01/24/07
              45                    53.7276                  01/24/07
             160                    53.7275                  01/24/07
             110                    53.7275                  01/24/07
             885                    54.4440                  01/24/07
             615                    53.7275                  01/24/07
              65                    53.7275                  01/24/07
             320                    53.7275                  01/24/07
             910                    53.7275                  01/24/07
            1145                    53.7275                  01/24/07
              45                    54.4440                  01/24/07
             120                    53.7275                  01/24/07
             105                    53.7275                  01/24/07
             120                    53.7275                  01/24/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 28 of 50 Pages
----------------------                                   -----------------------

             115                    53.7275                  01/24/07
             195                    53.7275                  01/24/07
              80                    53.7275                  01/24/07
              85                    53.7275                  01/24/07
              45                    53.7276                  01/24/07
            1500                    53.7275                  01/24/07
              55                    53.7275                  01/24/07
            2555                    53.7275                  01/24/07
             135                    53.7275                  01/24/07
             295                    53.7275                  01/24/07
             500                    53.7275                  01/24/07
             160                    53.7275                  01/24/07
             290                    53.7275                  01/24/07
             180                    53.7275                  01/24/07
             120                    53.7275                  01/24/07
              85                    53.7275                  01/24/07
             830                    53.7275                  01/24/07
              65                    53.7275                  01/24/07
              45                    53.7276                  01/24/07
              55                    53.7275                  01/24/07
              45                    53.7276                  01/24/07
              30                    53.7277                  01/24/07
              70                    53.7274                  01/24/07
             145                    53.7275                  01/24/07
              50                    53.7276                  01/24/07
            1075                    53.7275                  01/24/07
             145                    53.7275                  01/24/07
              90                    53.7276                  01/24/07
             100                    53.7275                  01/24/07
             980                    53.6300                  01/25/07
             265                    53.7327                  01/25/07
              90                    53.7327                  01/25/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 29 of 50 Pages
----------------------                                   -----------------------

              80                    53.7328                  01/25/07
             170                    53.6300                  01/25/07
              70                    53.7327                  01/25/07
             435                    53.7327                  01/25/07
              85                    53.7327                  01/25/07
              65                    53.6300                  01/25/07
              95                    53.7327                  01/25/07
             260                    53.7327                  01/25/07
             205                    53.7327                  01/25/07
             325                    53.6300                  01/25/07
             100                    53.6300                  01/25/07
              60                    53.7327                  01/25/07
             115                    53.5997                  01/25/07
             295                    53.7327                  01/25/07
             115                    53.7327                  01/25/07
             120                    53.7327                  01/25/07
             345                    53.7327                  01/25/07
            2845                    53.7327                  01/25/07
              50                    53.5998                  01/25/07
             320                    53.7327                  01/25/07
              70                    53.7327                  01/25/07
             130                    53.7327                  01/25/07
              70                    53.7327                  01/25/07
              40                    53.7328                  01/25/07
             640                    53.7327                  01/25/07
             275                    53.7327                  01/25/07
             210                    53.7327                  01/25/07
             240                    53.7327                  01/25/07
              80                    53.6300                  01/25/07
             890                    53.7327                  01/25/07
            9905                    53.7327                  01/25/07
             240                    53.7327                  01/25/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 30 of 50 Pages
----------------------                                   -----------------------

              65                    53.6300                  01/25/07
             660                    53.7327                  01/25/07
             930                    53.7327                  01/25/07
             325                    53.7327                  01/25/07
              45                    53.7327                  01/25/07
             150                    53.6300                  01/25/07
             110                    53.6300                  01/25/07
             155                    53.6300                  01/25/07
             260                    53.6300                  01/25/07
             255                    53.7327                  01/25/07
              80                    53.7328                  01/25/07
             170                    53.6300                  01/25/07
             145                    53.7327                  01/25/07
             120                    53.7327                  01/25/07
             205                    53.5997                  01/25/07
             115                    53.7327                  01/25/07
              70                    53.7327                  01/25/07
              85                    53.7327                  01/25/07
              95                    53.7327                  01/25/07
             150                    53.7327                  01/25/07
              75                    53.7327                  01/25/07
             290                    53.7327                  01/25/07
              70                    53.7327                  01/25/07
             550                    53.7327                  01/25/07
            1200                    53.7327                  01/25/07
             800                    53.7327                  01/25/07
              55                    53.7327                  01/25/07
              80                    53.7328                  01/25/07
              80                    53.7328                  01/25/07
              55                    53.6300                  01/25/07
             170                    53.7327                  01/25/07
             115                    53.7327                  01/25/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 31 of 50 Pages
----------------------                                   -----------------------

              30                    53.7327                  01/25/07
              55                    53.7327                  01/25/07
            1660                    53.7327                  01/25/07
             210                    53.6300                  01/25/07
             155                    53.7327                  01/25/07
             635                    53.7327                  01/25/07
             215                    53.7327                  01/25/07
              85                    53.7327                  01/25/07
            1055                    53.7327                  01/25/07
             170                    53.7327                  01/25/07
              65                    53.6300                  01/25/07
            2345                    53.7327                  01/25/07
             165                    53.7327                  01/25/07
             170                    53.7327                  01/25/07
             315                    53.6300                  01/25/07
              85                    53.7327                  01/25/07
             305                    53.6300                  01/25/07
             235                    53.7327                  01/25/07
             135                    53.7327                  01/25/07
              80                    53.7328                  01/25/07
             260                    53.7736                  01/25/07
             515                    53.5997                  01/25/07
              70                    53.7736                  01/25/07
             145                    53.5997                  01/25/07
             400                    53.7327                  01/25/07
             510                    53.6300                  01/25/07
             190                    53.6300                  01/25/07
             100                    53.7327                  01/25/07
            1860                    53.7327                  01/25/07
             705                    53.6300                  01/25/07
             170                    53.7327                  01/25/07
             215                    53.7327                  01/25/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 32 of 50 Pages
----------------------                                   -----------------------

              90                    53.6300                  01/25/07
             255                    53.7327                  01/25/07
            1220                    53.7327                  01/25/07
              90                    53.7327                  01/25/07
              85                    53.6300                  01/25/07
              90                    53.7327                  01/25/07
            7775                    53.6300                  01/25/07
             475                    53.6300                  01/25/07
             185                    53.7327                  01/25/07
              70                    53.7327                  01/25/07
             170                    53.6300                  01/25/07
             955                    53.7327                  01/25/07
             510                    53.7327                  01/25/07
             295                    53.6300                  01/25/07
              80                    53.7328                  01/25/07
             235                    53.7327                  01/25/07
              70                    53.7327                  01/25/07
            3080                    53.6300                  01/25/07
              55                    53.6300                  01/25/07
              55                    53.7327                  01/25/07
             660                    53.6300                  01/25/07
              80                    53.7328                  01/25/07
              65                    53.7328                  01/25/07
             510                    53.7327                  01/25/07
            4960                    53.6300                  01/25/07
              50                    53.6300                  01/25/07
             140                    53.7327                  01/25/07
              85                    53.7327                  01/25/07
             105                    53.7327                  01/25/07
              65                    53.7328                  01/25/07
             275                    53.6300                  01/25/07
             600                    53.6300                  01/25/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 33 of 50 Pages
----------------------                                   -----------------------

              35                    53.7326                  01/25/07
              35                    53.7326                  01/25/07
              35                    53.5997                  01/25/07
              50                    53.7328                  01/25/07
               4                    53.7425                  01/25/07
             855                    53.6300                  01/25/07
              75                    53.7327                  01/25/07
              65                    53.7328                  01/25/07
             160                    53.5997                  01/25/07
             830                    53.5997                  01/25/07
              50                    53.7328                  01/25/07
             105                    53.7327                  01/25/07
             215                    53.7327                  01/25/07
              55                    53.7327                  01/25/07
             130                    53.7327                  01/25/07
              85                    53.7327                  01/25/07
              50                    53.7328                  01/25/07
             115                    53.7327                  01/25/07
             745                    53.7327                  01/25/07
              50                    53.7328                  01/25/07
            1280                    53.6300                  01/25/07
             565                    53.7327                  01/25/07
             140                    53.5997                  01/25/07
              70                    53.7327                  01/25/07
             140                    53.7327                  01/25/07
            1310                    53.7327                  01/25/07
              35                    53.7326                  01/25/07
             275                    53.6300                  01/25/07
             140                    53.7327                  01/25/07
             390                    53.5997                  01/25/07
             145                    53.6300                  01/25/07
             130                    53.7327                  01/25/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 34 of 50 Pages
----------------------                                   -----------------------

             280                    53.6300                  01/25/07
              30                    53.5997                  01/25/07
              70                    53.7327                  01/25/07
              65                    53.7328                  01/25/07
             180                    53.6300                  01/25/07
              80                    53.7328                  01/25/07
              90                    53.6300                  01/25/07
             225                    53.7327                  01/25/07
              40                    53.7328                  01/25/07
              35                    53.7326                  01/25/07
               5                    53.6300                  01/25/07
             355                    53.7327                  01/25/07
             335                    53.6300                  01/25/07
             105                    53.7327                  01/25/07
              45                    53.7327                  01/25/07
              70                    53.7327                  01/25/07
             120                    53.7327                  01/25/07
             160                    53.6300                  01/25/07
            1210                    53.7327                  01/25/07
             110                    53.7327                  01/25/07
              95                    53.7327                  01/25/07
             385                    53.6300                  01/25/07
             240                    53.6300                  01/25/07
             430                    53.7327                  01/25/07
            5860                    53.6300                  01/25/07
             190                    53.6300                  01/25/07
              90                    53.7327                  01/25/07
              50                    53.6300                  01/25/07
              75                    53.6300                  01/25/07
            1110                    53.7327                  01/25/07
             110                    53.6300                  01/25/07
              80                    53.6300                  01/25/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 35 of 50 Pages
----------------------                                   -----------------------

             155                    53.6300                  01/25/07
              60                    53.7327                  01/25/07
            1060                    53.7327                  01/25/07
             655                    53.7327                  01/25/07
             410                    53.7327                  01/25/07
            4195                    53.7327                  01/25/07
             205                    53.7327                  01/25/07
              55                    53.6300                  01/25/07
            1295                    53.7327                  01/25/07
             110                    53.7327                  01/25/07
             240                    53.7327                  01/25/07
             125                    53.7327                  01/25/07
             210                    53.6300                  01/25/07
             640                    53.5997                  01/25/07
              70                    53.7327                  01/25/07
            2240                    53.7327                  01/25/07
              50                    53.7328                  01/25/07
             190                    53.7327                  01/25/07
             395                    53.7327                  01/25/07
             280                    53.7327                  01/25/07
             130                    53.7327                  01/25/07
              60                    53.7327                  01/25/07
             230                    53.7327                  01/25/07
             570                    53.5997                  01/25/07
             230                    53.7327                  01/25/07
             105                    53.7327                  01/25/07
              70                    53.7327                  01/25/07
              45                    53.6300                  01/25/07
              75                    53.7327                  01/25/07
             370                    53.7327                  01/25/07
              95                    53.6300                  01/25/07
              80                    53.7328                  01/25/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 36 of 50 Pages
----------------------                                   -----------------------

             150                    53.6300                  01/25/07
             120                    53.6300                  01/25/07
              80                    53.7328                  01/25/07
             110                    53.7327                  01/25/07
            1780                    53.7327                  01/25/07
             170                    53.6300                  01/25/07
              35                    53.7326                  01/25/07
              30                    53.7327                  01/25/07
             520                    53.6300                  01/25/07
              50                    53.7328                  01/25/07
              95                    53.7327                  01/25/07
             135                    53.7327                  01/25/07
              65                    53.7328                  01/25/07
              85                    53.7327                  01/25/07
              85                    53.7327                  01/25/07
              85                    53.7327                  01/25/07
             870                    53.7327                  01/25/07
             640                    53.7327                  01/25/07
             115                    53.7327                  01/25/07
             835                    53.7327                  01/25/07
             105                    53.7327                  01/25/07
             120                    53.7327                  01/25/07
             260                    53.6300                  01/25/07
              35                    53.7326                  01/25/07
            3475                    53.7327                  01/25/07
            1555                    53.6300                  01/25/07
             600                    53.7327                  01/25/07
             245                    53.6300                  01/25/07
              35                    53.7326                  01/25/07
              80                    53.7328                  01/25/07
              30                    53.7327                  01/25/07
              25                    53.7328                  01/25/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 37 of 50 Pages
----------------------                                   -----------------------

              85                    53.7327                  01/25/07
              30                    53.7327                  01/25/07
             530                    53.7327                  01/25/07
             220                    53.7327                  01/25/07
             245                    53.7327                  01/25/07
             580                    53.7327                  01/25/07
             555                    53.6300                  01/25/07
            1805                    53.7327                  01/25/07
             460                    53.6300                  01/25/07
             155                    53.6300                  01/25/07
              80                    53.6300                  01/25/07
             465                    53.6300                  01/25/07
              50                    53.7328                  01/25/07
             115                    53.6300                  01/25/07
             210                    53.6300                  01/25/07
             230                    53.6300                  01/25/07
             140                    53.7327                  01/25/07
             140                    53.7327                  01/25/07
             140                    53.7327                  01/25/07
              90                    53.7327                  01/25/07
              70                    53.7327                  01/25/07
            1305                    53.5997                  01/25/07
             185                    54.1764                  01/26/07
            3270                    54.1764                  01/26/07
             845                    54.1764                  01/26/07
              95                    54.1764                  01/26/07
             675                    54.1764                  01/26/07
             140                    54.1764                  01/26/07
             180                    54.1764                  01/26/07
              65                    54.1765                  01/26/07
             305                    54.1764                  01/26/07
              70                    54.1764                  01/26/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 38 of 50 Pages
----------------------                                   -----------------------

              35                    54.1763                  01/26/07
             700                    54.1764                  01/26/07
             105                    54.1764                  01/26/07
              70                    54.1764                  01/26/07
             125                    53.6991                  01/26/07
            1155                    54.1764                  01/26/07
              95                    54.1764                  01/26/07
              80                    54.1764                  01/26/07
            1990                    54.1764                  01/26/07
             110                    54.1764                  01/26/07
            1645                    54.1764                  01/26/07
             340                    53.6991                  01/26/07
             945                    54.1764                  01/26/07
             165                    53.6991                  01/26/07
             240                    53.6991                  01/26/07
             385                    54.1764                  01/26/07
             170                    54.1764                  01/26/07
              60                    53.6992                  01/26/07
             415                    54.1764                  01/26/07
             100                    54.1764                  01/26/07
             105                    54.1764                  01/26/07
              80                    54.1764                  01/26/07
            4350                    54.1764                  01/26/07
             500                    53.6991                  01/26/07
              90                    54.1764                  01/26/07
              55                    54.1764                  01/26/07
            1290                    54.1764                  01/26/07
              60                    54.1763                  01/26/07
              45                    54.1764                  01/26/07
              40                    53.6990                  01/26/07
             345                    54.1764                  01/26/07
              55                    53.6991                  01/26/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 39 of 50 Pages
----------------------                                   -----------------------

             250                    54.1764                  01/26/07
             145                    53.6991                  01/26/07
              30                    54.1763                  01/26/07
            6560                    54.1764                  01/26/07
              85                    53.6991                  01/26/07
            1370                    54.1764                  01/26/07
             380                    54.1764                  01/26/07
             140                    54.1764                  01/26/07
             120                    54.1764                  01/26/07
              95                    53.6991                  01/26/07
             165                    54.1764                  01/26/07
             515                    54.1764                  01/26/07
              55                    54.1764                  01/26/07
             215                    53.6991                  01/26/07
              45                    54.1764                  01/26/07
             205                    53.6991                  01/26/07
              85                    54.1764                  01/26/07
             915                    54.1764                  01/26/07
              60                    54.1763                  01/26/07
              60                    54.1763                  01/26/07
              50                    53.6990                  01/26/07
            1580                    54.1764                  01/26/07
            7665                    54.1764                  01/26/07
              85                    54.1764                  01/26/07
            1060                    54.1764                  01/26/07
             335                    54.1764                  01/26/07
             240                    53.6991                  01/26/07
             320                    54.1764                  01/26/07
             860                    54.1764                  01/26/07
             110                    54.1764                  01/26/07
              60                    53.6992                  01/26/07
             785                    54.1764                  01/26/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 40 of 50 Pages
----------------------                                   -----------------------

             150                    54.1764                  01/26/07
             900                    53.6991                  01/26/07
             605                    54.1764                  01/26/07
             315                    54.1764                  01/26/07
             525                    54.1764                  01/26/07
             110                    54.1764                  01/26/07
              75                    54.1764                  01/26/07
              40                    54.1765                  01/26/07
              75                    54.1764                  01/26/07
             485                    53.6991                  01/26/07
             630                    54.1764                  01/26/07
             345                    54.1764                  01/26/07
              45                    53.6991                  01/26/07
              45                    53.6991                  01/26/07
             235                    54.1764                  01/26/07
              50                    53.6990                  01/26/07
            1170                    53.6991                  01/26/07
             160                    53.6991                  01/26/07
             790                    54.1764                  01/26/07
              35                    54.1763                  01/26/07
              80                    53.6991                  01/26/07
             280                    53.6991                  01/26/07
             430                    54.1764                  01/26/07
             270                    54.1764                  01/26/07
             519                    54.1764                  01/26/07
              85                    53.6991                  01/26/07
             705                    54.1764                  01/26/07
             335                    54.1764                  01/26/07
             180                    54.1764                  01/26/07
              85                    53.6991                  01/26/07
              50                    53.6990                  01/26/07
              50                    54.1764                  01/26/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 41 of 50 Pages
----------------------                                   -----------------------

              30                    54.1763                  01/26/07
             830                    54.1764                  01/26/07
             475                    54.1764                  01/26/07
             575                    54.1764                  01/26/07
             105                    53.6991                  01/26/07
             490                    54.1764                  01/26/07
             265                    53.6991                  01/26/07
              95                    54.1764                  01/26/07
            2140                    54.1764                  01/26/07
             185                    53.6991                  01/26/07
            2325                    54.1764                  01/26/07
              50                    54.1764                  01/26/07
              65                    53.6991                  01/26/07
              75                    54.1764                  01/26/07
              60                    54.1763                  01/26/07
              65                    53.6991                  01/26/07
            2650                    54.1764                  01/26/07
             605                    54.1764                  01/26/07
              65                    54.1765                  01/26/07
             189                    53.6991                  01/26/07
            1721                    54.1764                  01/26/07
             195                    54.1764                  01/26/07
             220                    53.6991                  01/26/07
            8135                    54.1764                  01/26/07
              70                    53.6991                  01/26/07
              60                    53.6992                  01/26/07
             525                    54.1764                  01/26/07
              80                    53.6991                  01/26/07
             110                    54.1764                  01/26/07
             710                    54.1764                  01/26/07
             145                    53.6991                  01/26/07
              65                    53.6991                  01/26/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 42 of 50 Pages
----------------------                                   -----------------------

             355                    54.1764                  01/26/07
             255                    54.1764                  01/26/07
             180                    54.1764                  01/26/07
             235                    54.1764                  01/26/07
             205                    53.6991                  01/26/07
             450                    54.1764                  01/26/07
              85                    53.6991                  01/26/07
             300                    54.1764                  01/26/07
              90                    54.1764                  01/26/07
              30                    54.1763                  01/26/07
             100                    53.6991                  01/26/07
             145                    54.1764                  01/26/07
             435                    54.1764                  01/26/07
           23450                    54.1764                  01/26/07
              50                    53.6990                  01/26/07
              90                    54.1764                  01/26/07
             205                    54.1764                  01/26/07
             245                    54.1764                  01/26/07
              50                    53.6990                  01/26/07
              80                    53.6991                  01/26/07
            1070                    54.1764                  01/26/07
             100                    53.6991                  01/26/07
              95                    54.1764                  01/26/07
             205                    54.1764                  01/26/07
              85                    54.1764                  01/26/07
             570                    53.6991                  01/26/07
             155                    61.8135                  01/29/07
           (4500)                   61.6722                  01/29/07
              35                    60.3097                  01/30/07
             200                    60.3096                  01/30/07
              30                    60.3097                  01/30/07
             170                    60.2950                  01/30/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 43 of 50 Pages
----------------------                                   -----------------------

             295                    60.3096                  01/30/07
            (150)                   60.2950                  01/30/07
             (90)                   60.4400                  01/31/07
            1730                    60.3400                  02/01/07
            7035                    60.3400                  02/01/07
             335                    60.3832                  02/01/07
             335                    60.3832                  02/01/07
             140                    60.3832                  02/01/07
            1760                    60.3400                  02/01/07
           (1290)                   60.1950                  02/02/07
            4574                    60.1950                  02/02/07
           (1522)                   60.1950                  02/02/07
            (320)                   60.1610                  02/02/07
            (525)                   60.1610                  02/02/07
           (1305)                   60.1610                  02/02/07
              75                    60.0113                  02/05/07
              75                    60.0113                  02/05/07
             155                    60.0113                  02/05/07
            (105)                   60.0000                  02/05/07
            (460)                   59.9396                  02/06/07
             235                    59.9660                  02/06/07
               5                    59.9000                  02/07/07
              20                    59.9000                  02/07/07
            (100)                   59.7297                  02/08/07
            (190)                   59.7297                  02/08/07
             (15)                   59.7300                  02/08/07
            (295)                   59.7234                  02/09/07
               5                    59.7500                  02/09/07
             175                    59.6200                  02/12/07
            (700)                   59.6220                  02/12/07
             495                    59.5724                  02/13/07
             (65)                   59.5900                  02/13/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 44 of 50 Pages
----------------------                                   -----------------------

             355                    59.5724                  02/13/07
              30                    59.5723                  02/13/07
             (30)                   59.5900                  02/13/07
             120                    59.6400                  02/14/07
             (10)                   59.5500                  02/14/07
             (45)                   59.5400                  02/15/07
              10                    59.6000                  02/15/07

                          SELECT OFFSHORE ADVISORS, LLC

           51500                    51.2500                  12/15/06
            1300                    50.2000                  12/20/06
            6500                    49.9800                  12/20/06
            7614                    49.1757                  12/21/06
            1159                    48.9500                  12/21/06
           29000                    49.7545                  12/21/06
           21900                    50.0860                  12/21/06
              58                    49.0500                  12/22/06
            2318                    49.0500                  12/22/06
            1738                    48.8000                  12/22/06
            6213                    49.4955                  12/26/06
            5511                    48.6300                  01/03/07
            3189                    48.6300                  01/03/07
           51819                    48.4000                  01/08/07
            4155                    48.3729                  01/08/07
           (2365)                   60.3400                  02/01/07
           (1105)                   60.3400                  02/01/07
             960                    53.8349                  01/22/07
           32120                    54.6708                  01/23/07
           (8160)                   60.3400                  02/01/07
           (3810)                   60.3400                  02/01/07

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 45 of 50 Pages
----------------------                                   -----------------------

                                   SCHEDULE B

               DIRECTORS AND OFFICERS OF SELECT EQUITY GROUP, INC.

NAME AND POSITION       PRINCIPAL OCCUPATION          PRINCIPAL BUSINESS ADDRESS

George S. Loening       President and Treasurer of    380 Lafayette Street
Director                Select Equity Group, Inc.     6th Floor
                                                      New York, New York 10003

Amor H. Towles          Vice President and            380 Lafayette Street
                        Secretary of Select Equity    6th Floor
                        Group, Inc.                   New York, New York 10003

James R. Berman         Chief Compliance Officer      380 Lafayette Street
                        and General Counsel           6th Floor
                                                      New York, New York 10003

Evan Guillemin          Chief Operating Officer       380 Lafayette Street
                        and Chief Financial Officer   6th Floor
                                                      New York, New York 10003

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 46 of 50 Pages
----------------------                                   -----------------------

                                  EXHIBIT INDEX

      Exhibit                                                           Page
      -------                                                           ----

1.    Joint Filing  Agreement by and among Select Equity,  Select
      Offshore and George S. Loening, dated February 21, 2007.           47

2.    Letter from Select Equity to the Independent Members of the
      Board of Directors of the Issuer, dated February 21, 2007.       48 to 50

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 47 of 50 Pages
----------------------                                   -----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule  13D dated  February
21, 2007  (including  amendments  thereto)  with  respect to the Common Stock of
Laureate  Education,  Inc.  This  Joint  Filing  Agreement  shall be filed as an
Exhibit to such Statement.

Dated: February 21, 2007

                                    SELECT EQUITY GROUP, INC.

                                    By:/s/ George S. Loening
                                       -------------------------------------
                                       Name:  George S. Loening
                                       Title: President

                                    SELECT OFFSHORE ADVISORS, LLC

                                    By:/s/ George S. Loening
                                       -------------------------------------
                                       Name:  George S. Loening
                                       Title: Manager

                                    /s/ George S. Loening
                                    ----------------------------------------
                                     GEORGE S. LOENING

----------------------                                   -----------------------
CUSIP No. 518613104                   13D                    Page 48 of 50 Pages
----------------------                                   -----------------------

SELECT EQUITY LETTERHEAD

February 21, 2007

Ms.  Isabel  Aguilera
Mr. Wolf H. Hengst
Mr. James H. McGuire
Mr. John A. Miller
Mr. R. William Pollock
The Honorable Richard W. Riley
Mr. David A. Wilson

c/o Mr. Robert W. Zentz, Secretary of The Board of Directors
Laureate Education, Inc.
1001 Fleet Street
Baltimore, MD  21202-4382

RE:  LAUREATE EDUCATION, INC.

Dear Independent Member of the Board:

Select Equity Group,  Inc. and its  affiliates are  significant  and long-term shareholders of Laureate Education,  Inc.  ("Laureate," or the "Company").  We
began  investing  in the  Company in 2003 and  currently  own over 3.6 million shares  of  common  stock,  making  us the  Company's  third  largest  outside shareholder.

We have admired the  management of the Company over the last four years,  but we
have  significant   reservations  about  the  proposed   management-led   buyout
transaction  at $60.50 per  share.  This  offer is  grossly  inadequate  and the process  by which  the deal was  proposed  and  evaluated  was  flawed  by clear conflicts of interest.

If the terms of the Merger  Agreement are not amended to better reflect the true value of the Company, Select Equity will not support the transaction.

A. PEER ANALYSIS.  Currently,  Laureate's US peers - as defined in the Company's
2006 Proxy Statement - trade at an average of 21 times 2008 estimated  earnings.
Three of the six  companies  you  compare  Laureate  to,  however,  have FLAT TO
DECLINING EARNINGS,  and the only company with revenue and earnings growth rates consistently approaching Laureate's,  Strayer Education, trades at 24 times 2008 estimated earnings.  The current deal, at $60.50,  values Laureate at 19.5 times
2008 estimated earnings,  nearly 10% BELOW that of its underperforming peers and
19% BELOW Strayer.

We think there is a clear argument to be made,  however,  that LAUR should trade at a premium to the US-based education companies.  CEO Doug Becker has explained

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CUSIP No. 518613104                   13D                    Page 49 of 50 Pages
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publicly the superior qualities of Laureate's business model versus its American peers, including:  (i) International higher education markets are growing two to four times faster than the US market;  (ii) A four to six year average length of stay per enrolled international student versus one to two years in the US; (iii)
A lower attrition rate for international  students; (iv) The absence of Title IV funding/regulatory issues internationally; (v) A two to three times wage premium for college graduates internationally versus domestically;  (vi) Greater tuition pricing  power  internationally  at one  and a half  to two  times  the  rate of inflation; (vii) Virtually no online competitors internationally;  (viii) Public higher  education  systems  abroad  that  cannot  afford to expand;  and (ix) An untapped international adult education market.

Additionally,  there is, as described by Mr. Becker,  tremendous franchise value as the largest (and arguably the only)  international  network of  universities.
Laureate  spent  nearly  a  decade   acquiring  and  integrating   best-in-class
universities  in 15  countries,  creating  a  network  that  would be  extremely difficult--if not impossible--to replicate.

B. EARNINGS ANALYSIS.  CFO Rosemarie Mecca said at a recent investor conference:
"Our vision for 2010 has remained unchanged for the last several years. By 2010, it's our  expectation  that we have at least $2 billion in revenue and operating margin[s]  somewhere  around  20%,  and EPS of  about  $5.00  per  share.  We're generally  going to see between 15% and 20% earnings growth beyond 2010 to 2015.
And I can tell you that  Doug and I spend a lot of our time  thinking  about and working on the path beyond 2010."

Using the $5.00 per share  figure  projected  for 2010 and applying the 24 times forward multiple currently placed on Strayer Education,  Laureate, by the summer of 2009, would trade at almost double the proposed  transaction  value.  Using a conservative  discount rate of 15%,  Laureate is worth  substantially  more than
$60.50  per  share.  And  there's  upside to our  forecast,  as Mr.  Becker  has discussed the  possibility  of achieving  that $5.00 EPS benchmark  earlier than
2010 if even a reasonable number of the accretive  acquisitions currently in the pipeline in China and Brazil are completed.

C. ANALYSIS OF THE EDMC TRANSACTION. Some have undoubtedly tried to persuade you that the $60.50 per share price compares  favorably to the valuation multiple at which Education  Management  Corporation  (EDMC) was taken private in June 2006.
But comparing EDMC to Laureate is inappropriate.  First, the comparison does not accurately  reflect  the life cycle of capital  deployment  and harvest for each franchise.  EDMC was a more mature business at the time of its acquisition;  its capital expenditures had actually fallen by nearly 20% from fiscal years 2003 to
2006. As evidenced by repayment of debt,  significant  cash  accumulation on the balance  sheet,  capital  spending  declines,  and  public  discussion  of stock buybacks  and/or  dividends,  we can infer that  either  returns  on  additional capital deployed had become less attractive or fewer  opportunities were present for EDMC.

By contrast, Laureate sees, in the words of Mr. Becker, "an almost inexhaustible array of  investment  opportunities"  with  internal  rates of return in the 40%
range in Latin  America and mid-20%  range in Europe,  as well as numerous  high return  opportunities  in Asia.  As evidence,  Laureate's  capital  expenditures approximately  doubled from 2003-2006,  contrasting sharply with EDMC's spending trends.

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CUSIP No. 518613104                   13D                    Page 50 of 50 Pages
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Second,  should your  advisors  encourage  you to compare  multiples  of EBITDA, remember that Laureate's EBITDA is significantly understated, as the Company has been rapidly investing over the past few years to build its global platform. Mr.
Becker has publicly  discussed "lots of advanced  investment in  infrastructure, product  development,  new  country  entry,  management  additions,"  and  other investments  needed "to grow the  business at a 15%-20%  earnings  growth  rate"
after 2010.  For example,  of  Laureate's  58 campuses,  only 25 are  considered mature,  25 are  developing,  and eight are less  than two  years  old.  Company management has discussed how the operating margins of fully performing  campuses can reach 40%, yet the existing campus network has operating  margins of 18%. It should be noted that EDMC did not have such a high  proportion of newer campuses
(nor did it maintain a full-time  M&A team in  countries  without  campuses,  as
Laureate  does).   Additionally,   Laureate's   online  business  has  undergone
significant investment since the purchase of Walden, and management has told the investment  community to expect  online  operating  margins to reach the mid-20%
range in a few years, up from current 19% margins. All told, Laureate is "in the early days of growing  [the]  business,"  according  to Mr.  Becker,  pressuring
EBITDA  margins  near-term  while creating  significant  earnings power down the road.

Finally,  if you are forced to compare the EDMC transaction with the proposal of the  investment  group led by Mr. Becker,  a P/E multiple is a better  valuation metric.  After  all,  the  Company  pays  minimal  taxes  today  in  most of the international  markets  in which it  operates.  The buyout of EDMC  valued  that company at 21.5 times  calendar  2007  estimated  earnings on June 1, 2006.  The
Laureate deal,  expected to close in the summer of 2007, values Laureate at 19.5 times calendar 2008 estimated earnings,  or 9% LESS THAN the EDMC multiple.  For the reasons discussed above, Laureate demands a higher multiple than EDMC.

                                    * * *

Our reservations  about this  transaction  extend beyond price to the process by which the deal was  proposed  and  evaluated.  There is an inherent  conflict of interest in a management-led buyout that arises from interested  management,  in their role as part of the buying  group,  trying to get the lowest price for the company and a greater stake in the equity of the acquisition  vehicle.  Thus, in dealing  with private  equity  suitors,  interested  members of  management,  by definition,  act against the interests of the Company's other shareholders,  who are seeking the highest  price  possible in order to maximize the value of their investment.  In this case, the Special Committee's  appointment of an interested member of management (Mr. Becker) to solicit offers from other potential suitors created an obvious  conflict of interest  between  public  shareholders  and the buyout group.

We are concerned that the evident conflicts in this case have resulted in a deal that is unfair to long-term shareholders and we urge the Board to reconsider. As stated  above,  if the terms of the Merger  Agreement  are not amended to better reflect  the true value of the  Company,  Select  Equity  will not  support  the transaction.

Sincerely,

/s/ John D. Britton                       /s/ James R. Berman
--------------------                      -------------------
John D. Britton                           James R. Berman
Principal                                 General Counsel